UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 June 2010

Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Standard & Poor’s Research

The following is an extract from Standard & Poor’s Research issued 17 June 2010:

“Standard & Poor's Ratings Services said today that it lowered its long- and short-term corporate credit ratings on U.K.-headquartered oil major BP PLC to 'A/A-1' from 'AA-/A-1+'. The ratings remain on CreditWatch, where they were placed with negative implications on June 4, 2010.

"The downgrade reflects our opinion of the challenges and uncertainties that BP continues to face in the aftermath of the explosion on the Deepwater Horizon rig in the Gulf of Mexico on April 20, 2010, and the subsea Macondo well blowout," said Standard & Poor's credit analyst Simon Redmond. "These challenges and uncertainties include the difficulties BP is experiencing in containing the spill as well as the ultimate extent of the pollution, the consequences for BP of ongoing official investigations, and the implications of these investigations for the magnitude and timing of further cash payments by BP."

BP is now subject to intense political pressure in the U.S., its largest market. We see these factors as fundamental issues differentiating BP from its peers.

BP reported net debt of $25.2 billion as of March 31, 2010 ($45.2 billion pro forma when we include the $20 billion claims fund commitment announced on June 16, 2010).

BP has reportedly agreed to make $20 billion of phased payments into a specially established claims fund over the next three–and-a-half years. At the same time, BP has reportedly agreed to increase its cash resources and to this end has agreed to suspend dividend payments ($10.5 billion in 2009), reduce capital investments ($20 billion projected for 2010), and accelerate asset disposals. On their own, we view these steps to increase cash resources as credit supportive although, in the circumstances, we are of the view that their benefit is less significant than the negative effect on credit that has arisen.

As a consequence, we have revised our assessment of BP's business and financial risk profiles to "strong" and "modest," respectively, from "excellent" and "minimal." This reflects our view that the materiality of the uncertainties and challenges currently facing BP distinguish it from its peers, whose very significant underlying strengths--including huge global cash-generative upstream activities--it otherwise shares.

Under our $70 per barrel near-term credit oil price assumption, we currently estimate BP's adjusted funds from operations (FFO) to debt to be well below 50% in 2010 and that BP's discretionary cash flow (after contributions to the claims fund and taking account of reduced dividends) will likely break even in 2010.

We will review the CreditWatch placement after further discussion with BP's management. As part of the review, we will consider scenarios factoring in likely higher costs and possible future crystallization of settlement and other payments. Potential liabilities will continue to mount as long as the pollution flow continues.

We will continue analyzing both BP's financial and business risk profiles, and refining BP's financial parameters for its ratings, in the context of its business risk.

We believe certain near-term uncertainties have been addressed by the agreement with the U.S. government of June 16, 2010. However, because of the rapidly developing situation, forthcoming hurricane season, and general uncertainty about the situation, we cannot rule out further rating adjustments at this point.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 17 June 2010	/s/ D J Pearl
D J PEARL
Deputy Company Secretary